FILED BY NORANDA INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED COMMISSION FILE NO: 333-123547 NORANDA INC. COMMISSION FILE NO. 333-123546

The following is the slide presentation used at the Annual General Meeting of Falconbridge Limited on April 21, 2005.

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Falconbridge Limited
Annual General Meeting

April 21, 2005

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David Kerr
Chairman

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Board of Directors

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Alex G. Balogh	Jack L. Cockwell

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Robert Harding	G. Edmund King

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Neville W. Kirchmann	Mary A. Mogford

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Derek Pannell	David H. Race

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Aaron W. Regent	James D. Wallace

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Falconbridge Limited
Annual General Meeting

April 21, 2005

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Board of Directors

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Alex G. Balogh	Jack L. Cockwell		Robert Harding

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David W. Kerr	G. Edmund King	Neville W. Kirchmann	Mary A. Mogford

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Derek Pannell	David H. Race	Aaron W. Regent	James D. Wallace

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Falconbridge Limited
Annual General Meeting

April 21, 2005

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Aaron Regent
Chief Executive Officer

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Forward-Looking Statements

Falconbridge cautions that statements made to describe the Company’s intentions, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities (and available at www.sedar.com) for a description of the major risk factors.

All dollar amounts expressed in U.S. dollars

All production volumes and reserves and resources in metric tonnes

Investor Information

This communication is being made in respect of (a) the offer (the “Falconbridge Offer”) by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the “Preference Share Exchange Offer”) by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares.  In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the “SEC”) registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda.  Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC’s website (www.sec.gov).  In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

Agenda

1	2004 Highlights
2	Financial Review for 2004 and Q1 2005
3	Review of Proposed Merger with Noranda
4	Market Outlook
5	Review of Operations & Growth Opportunities

NorandaFalconbridge	[LOGO]

2004 Highlights

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2004 Highlights
Focus on Nickel & Copper

LME Average Nickel Price

[CHART]

LME Average Copper Price

[CHART]

Benefiting from higher nickel and copper prices

2004 Highlights – Operations
World-class Nickel Assets

•                  Produced 101,000 tonnes of refined nickel

•                  Three-week Sudbury strike reduced production by 3,500 tonnes

•                  Montcalm completed ahead of schedule, under budget

•                  Record refined nickel production planned for 2005

Falconbridge Total Refined Nickel Output

[CHART]

World-class Copper Assets

•                  Record mined copper production in 2004

•                  Collahuasi transition and concentrator expansion project completed ahead of schedule, under budget

•                  Kidd Creek Mine D advancing

Falconbridge Total

Mined Copper Output

[CHART]

2004 Highlights
Improving Efficiencies and Cost Performance

Six Sigma Benefits

[CHART]

	Black & Brown Belts	Projects

Nickel	59	45
Copper	32	19
Total 2004	91	64

Over 1,000 employees trained

Exploration Success

Raglan

•                  New discoveries and extensions to current ore zones added tonnes to the mineral reserves and resources equivalent to twice the amount of ore mined during the year

Nickel Rim South

•                  High grade 13.4 million tonne resource, expected to have unit cash costs of negative $0.65/lb.

•                  Sudbury exploration team received the “2005 Bill Dennis Prospector of the Year” Award (PDAC) for their discovery of this deposit

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Established eight joint ventures in 2004; leveraging investments & expertise

Falconbridge	[LOGO]

Financial Review

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2004 Earnings & Return on Equity

Earnings ($M)

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EPS*	$0.25	$1.03	$3.71

ROE (%)

[CHART]

2004 Cash Flow ($M)

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Financial Flexibility - 2004

• Cash balance:		$645M
• Bank facility:		$475M
• Total availability:	~ $	1 B

Investment Grade Credit Ratings

• Moody’s	Baa3
• S&P’s	BBB-
• DBRS	BBB high

Debt-to-Capitalization Ratio

[CHART]

Q1 Financial Review

•                  Net Earnings: $221 million

•                  Cash Flow: $313 million

•                  Net Debt to Total Capitalization: 19%

Net Earnings ($M)

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Falconbridge	[LOGO]

Proposed Merger

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Falconbridge & Noranda Trading Below Peers

•                  Complex ownership structure with Brascan and Noranda

•                  Brascan holds 41% of Noranda

•                  Noranda holds 59% of Falconbridge

•                  Falconbridge share float declining as Noranda purchases more shares

•                  Recent uncertainty with sale process at Noranda and negotiations with China Minmetals

Noranda’s offer to purchase Falconbridge shares

•                  Addresses these issues

•                  Strengthens company

Summary of Transaction

•                  All-encompassing plan addresses our critical structural and ownership issues which impact valuation:

•                  Transaction #1: an offer by Noranda to purchase approximately 63.4 million of its common shares in exchange for US$1.25 billion of Noranda junior preferred shares

•                  Transaction #2: a merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda shares for each Falconbridge common share

•                  Brascan intends, except in certain circumstances, to tender 123 million of its common shares and reduce its ownership to 16-26% from current level of 41%

•                  Widely-held company with a total market capitalization of $7.5 billion*

*As at March 15, 2005

Impact on Falconbridge Shareholders

•                  Exchange ratio of 1.77 shares represents a 15% premium to Falconbridge’s 20-day average market price preceding announcement

•                  Falconbridge shareholders will own approximately 36% of new company compared to the 41% currently owned of Falconbridge

•                  Transaction simplifies ownership structure and provides greater ownership certainty going forward

•                  Uncertainty has hindered Falconbridge’s share price performance resulting in the stock trading at discount to peers

NorandaFalconbridge to be one of the
World’s Largest Mining Companies

Mid-Tier Base Metal Companies – Total Enterprise Value(1)

(US$millions)

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(1)   Source – Bloomberg. Total Enterprise Value calculated as market capitalization (including convertible securities and preferred shares), plus minority interest plus net debt.

(2)   Illustrative of total enterprise value if NorandaFalconbridge trades up to multiples ½ way between Noranda current multiples and multiples for mid-tier group.

(3)   Illustrative of total enterprise value if NorandaFalconbridge trades up to full multiples for Mid-tier group.

(4)   Currently subject to a cash take-over bid by BHP Billiton.

(As at March 18, 2005)

NorandaFalconbridge Strategic Focus

•                  Focused on large scale copper and nickel assets

•                  Approx. 80% of revenues from nickel and copper

•                  Integrated zinc and aluminum producer

Revenue by Metal

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Excellent Market Fundamentals
Nickel & Copper

Nickel Demand Growth

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Copper Demand Growth

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Constrained Supply has led to
Tight Markets & Inventory Reductions

LME Nickel Price

[CHART]

Source:   LME

LME Copper Price

[CHART]

Source:   LME

New Capacity Needed But…

•                  Substantial barriers to entry exist:

•                  Increased size and scale of next generation of projects

•                  Higher complexity of new technology and processes

•                  Longer lead times due to more extensive permitting requirements

•                  More remote locations

Zinc & Aluminum Outlook is Positive

LME Zinc Price

[CHART]

Source:   LME

LME Aluminum Price

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Source:   LME

Market Outlook
Conclusions

Strong Fundamentals For Base Metals:

•                  Positive demand growth rates

•                  Additional supply needed to meet growing demand

•                  New supply likely; however:

•                  Long lead times

•                  Projects are more capital intensive, more complex

•                  Longer permitting process

Favourable Price Environment

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Review of Operations &
Growth Opportunities

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Nickel

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Nickel Rim South, Canada
Nickel – Brownfield Project

•                  Resources of 13.4M tonnes of 1.8% nickel and 3.3% copper; significant PGMs

•                  Drilling program and infrastructure continuing to define resource; underground definition started in Q1 2004 with $368M program

•                  Inferred resource value of $495/tonne vs. $276/tonne at Sudbury operations

•                  First ore production in late 2009

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Koniambo, New Caledonia
Nickel – Major Growth Opportunity

World-class Deposit

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Saprolite – Phase I

•                  142.1M tonnes of measured plus indicated resources @ 2.13% nickel

•                  156M tonnes of inferred resources @ 2.2% nickel

•                  Well-known smelting process

Limonite – Phase II

•                  100M tonnes

•                  1.6% nickel

•                  Acid-leach process

Koniambo, New Caledonia
Nickel – One of the World’s Best Deposits

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* Resources include Inferred

•                  Completed Feasibility Study (FS) for Koniambo nickel project in New Caledonia

•                  Increased engineering level from 10% to 25%

•                  Capital investment of $2.2 billion

•                  Operating cost of $1.65/lb.

•                  Presentation of FS to various stakeholders took place in Q1, 2005

•                  Evaluating financing options with information contained in the FS

•                  Earliest start-up in 2009/2010

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Kabanga, Tanzania
Nickel – Greenfield Project

•                  Agreement for joint venture with Barrick Gold

•                  Located in northwestern Tanzania ~ 400 km west of Bulyanhulu mine; Barrick has successfully operated there before

•                  Initial inferred resources estimate of 26M tonnes grading 2.6% nickel with potential for further growth

•                  Potential nickel production of 30,000 to 35,000 tonnes per year

•                  Concentrate would be shipped to Falconbridge’s smelter and refinery

•                  Completing a work plan over the next three years at a cost of $50 million

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Nickel
Substantial Growth Potential

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* Share of production

Copper

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Production

Mined Production (000s)

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Refined Production (000s)

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Copper – Brownfield Projects

Collahuasi, Chile (44%)

Phase III Expansion Concept:

•                  Scoping study has been initiated to further increase total copper production by 175,000+ tpy

•                  Additional grinding circuit and increase production from the higher grade Rosario pit

•                  Expected start-up in 2007/2008

Lomas Bayas, Chile

Reviewing adjacent Fortuna de Cobre deposit

•                  Measured/indicated resources of 470M tonnes at 0.29% copper

•                  Potential to add 30,000 MTPY of contained copper and extend mine life beyond 2020

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El Pachón, Argentina
Copper – Greenfield Project

•                  Measured and indicated resource of 724M tonnes at 0.65% copper and 0.02% molybdenum

•                  Inferred resources of 560M tonnes at 0.52% copper and 0.01% molybdenum

•                  Located 5 km from the Los Pelambres mine

•                  Projected average annual production of 245,000 tonnes of contained copper

•                  Key attributes:

•                  Low stripping ratio and attractive metallurgical recoveries

•                  Accessible location

•                  Ample water supply, favourable site construction characteristics

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El Morro, Chile
Copper – Greenfield Project (70%)

•                  Inferred resource of 466M tonnes @ 0.61% copper and 0.50 grams per tonne gold

•                  Projected annual production of 145,000 tonnes of copper and 320,000 ounces of gold

•                  Exploration resumed in 2004 in parallel with other development studies

•                  Key attributes:

•                  Significant gold co-product

•                  Supergene enrichment blanket

•                  Favourable location

•                  Noranda can earn 70% in this project

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Copper
Substantial Growth Potential

[CHART]

Additional projects include: Frieda River, West Wall

Relative Output Potential

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*NorandaFalconbridge 2005 forecast; all others as at December 2004

Zinc

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Production

Zinc Mine Production (000s)

[CHART]

Zinc Smelter Production (000s)

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Resource Replacement Potential

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* The Bell Allard Mine closed in October 2004

** Expected to close in 2010

*** Estimate only, subject to development decision with partner

Aluminum

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Smelting and Fabricating Operations

•                  Primary aluminum smelter located in Missouri

•                  Supplies approximately 10% of U.S. primary aluminum consumption

•                  Long-term alumina supply secured

•                  New 15-year power contract secured

•                  Renegotiation of five-year collective agreement complete

Primary Aluminum Smelter Output

[CHART]

•                  Third-largest foil producer in North America

•                  Large market share in fin stock, transformer sheet and light-gauge converter foil

•                  Three state-of-the-art sheet and foil rolling facilities providing high margins

•                  Upside from increasing sales volumes and improving fabrication spreads

Fabricated Aluminum Products Output

[CHART]

Enviable Development Pipeline
World-Class Opportunities

Collahuasi Expansion	Sudbury Expansion (Nickel Rim)	Sudbury Expansion (Montcalm)	Lennard Shelf

Collahuasi Moly Recovery	Raglan Expansion	Lomas Bayas Expansion	Perseverance	Sudbury Expansion (Fraser Morgan)	Sudbury Expansion (Onaping)

Disciplined Approach to Growth

Koniambo	El Pachón	Lady Loretta	West Wall	Alumysa

Kabanga	El Morro	Frieda River

GREENFIELD

Copper	Nickel	Zinc	Aluminum

NorandaFalconbridge
Indicative Pro-forma Income Statement

(For the year ended December 31, 2004)

(Unaudited - US$ Millions)	Noranda Inc.	Merge Falconbridge	Additional Dividends & Interest	2004 Pro Forma

Revenues	6,978	—	—	6,978
Operating expenses	5,099	21	—	5,120
EBITDA	1,879	(21)	—	1,858
Interest, corporate & other	496	(276)	83	303
Depreciation, amoritzation and accretion	499	46		545
Tax expense	333	(27)	(2)	304
Net income	551	236	(81)	706

Basic earnings per share	$1.78			$1.88
Diluted earnings per share	$1.75			$1.84

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 21, 2005)

NorandaFalconbridge
Indicative Pro-forma Balance Sheet

(For the year ended December 31, 2004)

(Unaudited - US$ Millions)	Noranda Inc.	Merge Falconbridge	Buy-Back Shares	Noranda Falconbridge Pro Forma
ASSETS
Cash and cash equivalents	884	—	—	884
Working Capital	2,367	75		2,442
Capital Assets & Projects	6,360	2,218	—	8,578
Total Assets	9,611	2,293	—	11,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,818	2	—	1,820
Long-term debt	2,727	—	—	2,727
Preferred shares	—	—	1,250	1,250
Other	899	757	—	1,656
Stockholders’ interests	4,167	1,534	(1,250)	4,451
Total Liabilities and Shareholders’s Equity	9,611	2,293	—	11,904

NET DEBT TO TOTAL CAPITALIZATION	35%			46%

The two-step transaction increases the capital base of the merged company

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.  (Estimated using shares valued at March 21, 2005)

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Positioned for Growth

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Summary

•                  Industry fundamentals are exceptionally strong with the demand shock from Asia and specifically China

•                  China has now become the world’s largest consumer of most major commodities as it continues to industrialize its economy

•                  The base metals industry is challenged to add supply due to the increased size, complexity and time required to develop new projects

•                  NorandaFalconbridge is very well positioned as one of the world’s largest base metal producers with one of the best pipelines of development projects

•                  The Company’s financial capacity will further increase based on the expectation of the continuing strong metal price environment

Board of Directors’ Recommendation

Falconbridge’s Board of Directors evaluated
the proposal thoroughly and recommends
that shareholders accept Noranda’s offer

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Falconbridge Limited
Annual General Meeting

April 21, 2005

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